

January 25, 2017

Christopher Lowe
Inspyr Therapeutics, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA

> **Re:** **Inspyr Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2017**
> **File No. 333-215561**

Dear Mr. Lowe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note the number of shares of common stock registered for resale includes an amount equal to 200% of the shares of the amount currently issuable upon conversion of the Series B Preferred Stock. In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue upon conversion. Please provide an analysis on how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director